UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 12, 2025

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 5, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-3951950
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 350 Class A Ordinary Shares; Series 351 Class A Ordinary Shares; Series 353 Class A Ordinary Shares; Series 354 Class A Ordinary Shares; Series 357 Class A Ordinary Shares; Series 359 Class A Ordinary Shares; Series 396 Class A Ordinary Shares; Series 430 Class A Ordinary Shares; Series 438 Class A Ordinary Shares; Series 439 Class A Ordinary Shares; Series 441 Class A Ordinary Shares; Series 443 Class A Ordinary Shares; Series 444 Class A Ordinary Shares; Series 445 Class A Ordinary Shares; Series 449 Class A Ordinary Shares; Series 452 Class A Ordinary Shares; Series 456 Class A Ordinary Shares; Series 465 Class A Ordinary Shares; Series 475 Class A Ordinary Shares; Series 476 Class A Ordinary Shares; Series 478 Class A Ordinary Shares; Series 479 Class A Ordinary Shares; Series 481 Class A Ordinary Shares; Series 483 Class A Ordinary Shares; Series 485 Class A Ordinary Shares; Series 491 Class A Ordinary Shares; Series 501 Class A Ordinary Shares; Series 507 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks Vault 5, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on November 7, 2025, the Company, on behalf of its Series 443 (“Series 443”), and the 443 segregated portfolio of Masterworks Cayman, SPC, sold the artwork created by Joan Mitchell (the “Artwork”) for $1,115,000 in cash (the “Sale Price”) to an undisclosed buyer (the “Buyer”), pursuant to an invoice and certain terms and conditions of sale (collectively, the “Terms and Conditions”). A copy of the Terms and Conditions is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on November 7, 2025.

On November 7, 2025, the parties consummated the transactions contemplated by the Terms and Conditions and title of the Painting passed to the Buyer. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of profit sharing interests represented by Class B ordinary shares, record holders of the Series 443’s Class A ordinary shares will receive a distribution in the amount of approximately $23.40 per Class A share and a net annualized return of 351.8%. “Net annualized return” refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. A detailed breakdown of the IRR calculation is attached to this Form 1-U as Exhibit 99.1.

Once Series 443 completes the distribution, the Company will commence the process of winding up and dissolving Series 443 in accordance with its First Amended and Restated Operating Agreement.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Masterworks Standard Terms and Conditions of Sale (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on November 7, 2025)

99.1	Series 443 Net Annualized Return Calculations

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 5, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: November 12, 2025